Exhibit 99.1

Company announcement — No. 15/2018

Zealand grants new warrants under employee warrant program

Copenhagen, May 22, 2018 — Zealand Pharma (“Zealand”) announces the granting of warrants to the Company’s Executive Management, Corporate Management and employees. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted at Zealand’s General Meeting on April 21, 2015.

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and help ensure shared short- and long-term interests for the management, employees and shareholders of the Company.

A total of 615,500 warrants have been granted, giving the rights to subscribe for up to 615,500 new Zealand shares with a nominal value of DKK 1 each, corresponding to 2.0% of the Company’s total outstanding share capital. The exercise price is DKK 100.80, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on Friday May 18, 2018.

The exercise of the warrants may take place, in whole or in part, in defined time windows from May 22, 2021 up to and including May 22, 2023. The exercise time windows are defined as four weeks following the publication of Zealand’s full-year reports or interim reports for the first quarter, first half or first nine months respectively.

The total new warrants granted have a combined market value of DKK 21,185,584.50 calculated on the basis of the Black—Scholes model, including a five-year historic volatility of 42.8%, a five-year risk-free interest rate of 0.05% and a share price of DKK 100.80.

For further information, please contact:

Britt Meelby Jensen, President and Chief Executive Officer
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a late-stage clinical portfolio of proprietary product candidates focusing on specialty gastrointestinal and metabolic diseases. In addition, it has two marketed products, commercialized by Sanofi, and two product candidates under license collaboration with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.